The Sumitomo Trust & Banking Co., Ltd.
NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

02028423

April 12, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Disclosure of Financial Status for FY2001

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dlw 4/16

04/12/02 11:12AM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By Naoya Takeuchi

Name : Naoya Takeuchi
Title: Joint General Manager

April 12, 2002

The Sumitomo Trust & Banking Co., Ltd.

Disclosure of Financial Status for FY2001

The Sumitomo Trust & Banking Co., Ltd. hereby discloses its financial status for FY2001, as is required by the *"Emergency Countermeasures to Deflation,"* announced on February 27, 2002 by the Council on Economic and Fiscal Policy.

(Note)

Figures shown below do not differ from those disclosed in "Amendment of Forecast for Financial Results of FY2001," which we announced on April 4, 2002.

(non-consolidated; in billions of yen)

FY2001 (the fiscal year ending at March 31, 2002)	
Net Business Profit	115.0
Adjusted Net Business Profit	150.0
Net Recurring Income	-65.0
Net Income	-40.0
Total Credit Costs	110.0
BIS Capital Adequacy Ratio	Approx. 11%
Tier 1 Ratio	Approx. 6%
Net Unrealized Gains/Losses of "Other Securities"*	-90.0
For Stocks Only	-50.0
Unrealized Gains	75.0
Unrealized Losses	-125.0
Total Write-down of "Other Securities"*	-110.0

*"Other Securities" include securities other than those held for trading purposes, bonds to be held to maturity, and stocks of subsidiaries and affiliates.

For inquiries, please contact

Koichi Onaka, Head of IR Office, Financial Management Dept.

Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654